EXHIBIT 12.1

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

(Unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
	(Unaudited)
Income before income taxes and losses in equity investments(a)	$625	$1,557	$1,656	$1,475	$1,801	$1,792

Fixed charges deducted from income:
Interest expense	243	481	473	426	455	521
Implicit interest in rents	29	45	40	38	38	44

	272	526	513	464	493	565

Earnings available for fixed charges(b)	$897	$2,083	$2,169	$1,939	$2,294	$2,357

Interest expense	$243	$481	$473	$426	$455	$521
Capitalized interest	10	22	17	17	17	22
Implicit interest in rents	29	45	40	38	38	44

Total fixed charges(b)	$282	$548	$530	$481	$510	$587

Ratio of earnings to fixed charges(a)	3.2x	3.8x	4.1x	4.0x	4.5x	4.0x

(a)	Our “Income before income taxes and losses in equity investments” for the periods presented has been significantly affected by restructurings, asset impairments, divestitures and other items that management believes are not representative of our results. The effect of these items on our “Income before income taxes and losses in equity investments” should be considered when comparing the “Ratio of earnings to fixed charges” for the periods presented.
(b)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Consolidated Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.